Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

Provided below is a transcript of a joint public conference call hosted by Lantheus Holdings, Inc. and Progenics Pharmaceuticals, Inc. on October 2, 2019. This transcript was prepared by a third party and has not been independently verified and may contain errors.

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LANTHEUS-PROGENICS TRANSACTION CONFERENCE CALL OCTOBER 2 2019
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OPERATOR:

00:00:00;07	Good morning, and welcome to Lantheus Holdings and Progenics’ conference call regarding Lantheus’ agreement to acquire Progenics. I’d like to remind everyone that a supplementary presentation will be used during today’s call which can be downloaded from a dedicated transaction website: www.LantheusProgenics.TransactionAnnouncement.com. Now, I would like to turn the call over to Mark Kinarney, director of investor relations at Lantheus.

MARK RICHARD KINARNEY:

00:00:28;21	Good morning, everyone. I would like to welcome everyone to our joint Lantheus Holdings Lantheus Holdings and Progenics conference call regarding Lantheus’ agreement to acquire Progenics. Joining me on the call today are Mary Anne Heino, Lantheus Holdings’ president and CEO; Bob Marshall, Lantheus Holdings’ CFO and treasurer; Mark Baker, CEO of Progenics; and Pat Fabbio, executive vice president and CFO of Progenics.

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00:00:54;24	This morning, we issued a press release announcing that Lantheus has entered into an agreement to acquire Progenics in an all-stock transaction. If you have not yet downloaded the press release, you can do so via Lantheus’ website at www.LantheusProgenics.TransactionAnnouncement.com.

00:01:14;20	Lantheus and Progenics plan to file with the Securities and Exchange Commission and mail to its respective stockholders a proxy statement in connection with the transaction. The proxy statement will contain important information about Lantheus, Progenics, the transaction, and related matters. Investors and security holders are urged to read the proxy statement carefully when it is available.

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00:01:38;17	But I turn the call over to Mary Anne, I would like to remind everyone that today’s call may include forward-looking statements such as comments about our plans, expectations, and projections. Actual results may differ materially from those indicated by forward-looking statements due to a variety of risks and uncertainties.

00:01:59;24	Please note that we assume no obligation to update these forward-looking statements except as required by applicable law, even if actual results or future expectations change materially. Please refer to our SEC filings for a detailed discussion of these risks and uncertainties. For more information on risks associated with the proposed merger, please see today’s press release. Now, I would like to turn the call over to Lantheus’ president and CEO Mary Anne Heino.

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MARRY ANNE HEINO:

00:02:29;01	Thank you, Mark, and thank you all for joining us on short notice to discuss today’s announcement. Additionally, I am pleased to be joined by Mark Baker, Progenics’ CEO, who will discuss some of the benefits of this transaction in a few moments. It’s an exciting day for Lantheus and Progenics.

00:02:47;04	Earlier today, we announced that Lantheus and Progenics have entered into an agreement under which Lantheus will acquire Progenics. I speak for the entire Lantheus board and management team in saying we strongly believe in the strategic and financial merits of this transaction and in the value it will create for the stockholders of both companies.

00:03:08;12	On today’s call, we will address what this transaction creates from the perspective of the combined company; details about the transaction itself; and how this combination unlocks the best of both businesses, creating long-term value beyond what either company could achieve on its own. Following our prepared remarks, we will open up the call for questions.

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00:03:32;01	Turning to slide 3, the combination of Lantheus and Progenics has a clear and compelling rationale. It brings together two highly complementary portfolios with shared cultures of developing innovative products to target diseases and improve treatments for patients around the world.

00:03:51;05	Together, we will have a broad portfolio of precision diagnostic and therapeutic products focused on driving strategic pipeline investments to capitalize on market opportunities and maximize returns. This transaction leverages our core capabilities, including proven commercial and operational expertise, while diversifying our revenue streams by broadening our presence in emerging uses of radioisotopes in precision diagnostics, as well as the exciting field of radiopharmaceuticals in oncology treatment.

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00:04:26;05	With a focus on identifying operational efficiencies and capturing significant cost synergy opportunities, and while leveraging Lantheus’ commercial excellence with Progenics’ promising pipeline, we believe the opportunity exists to create an attractive financial profile that will drive enhanced stockholder returns.

00:04:47;24	Finally, we’re committed to assembling a management team that has the right experience, skills, and clinical expertise to unlock the full potential of our combined capabilities. The board of directors will remain committed to aligning corporate governance practices with stockholder interests, as has been the demonstrated performance of Lantheus since our inception as a public company.

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00:05:12;10	If you now look at slide 4, I will briefly review the details of the transaction. Bob Marshall will cover certain financial assumptions later in our presentation. Under the terms of this agreement, which have been approved unanimously by the boards of both companies, Lantheus Holdings will acquire 100% of Progenics’ common shares in an all-stock transaction that is intended to be tax free to Progenics’ stockholders for U.S. federal income tax purposes.

00:05:41;24	Progenics stockholders will receive 0.2502 Lantheus Holdings shares for each share of Progenics stock. This exchange ratio represents approximately a 35% aggregate ownership in the combined company and implies a premium of 21.5% to Progenics’ 30-day volume-weighted average closing stock price for the period ended October 1st, 2019.

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00:06:10;03	Following close of the transaction, Lantheus stockholders will own approximately 65% of the combined company and Progenics stockholders will own approximately 35%. I will lead the company as CEO and president, supported by Bob Marshall as chief financial officer and John Bolla as chief operations officer, with our headquarters in North Billerica, Massachusetts.

00:06:33;15	Bradley Campbell, currently a member of Progenics’ board of directors, will be added as a member of the Lantheus board of directors upon close of the transaction. We believe diversifying revenue streams with additional marketed products will bolster cash flow generation and position the combined company for sustainable long-term growth.

00:06:53;24	The integration of the two companies is expected to generate approximately $15-$20 million in run-rate cost savings by 2022. Importantly, we are actively putting in place a dedicated integration team to drive execution and accountability for achieving the strategic and financial benefits inherent to this combination.

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00:07:16;02	The transaction is estimated to drive accretion in a reasonable time frame, and we believe it will be accretive to adjusted and reported EPS in 2022 and 2023 respectively. Finally, this transaction is subject to customary regulatory and stockholder approval, with an expected close in the first quarter of 2020.

00:07:39;00	Now, I would like to call your attention to slide 5 to briefly illustrate how this transaction fits into our strategic growth pillars. We are proud of the position Lantheus has established as a worldwide leader in ultrasound contrast agents and a recognized innovator in the field of radiopharmaceutical diagnostics.

00:07:58;24	We continue to enhance the value of our core microbubble franchise. We have built an IP portfolio around our DEFINITY franchise, and we are continuing to add assets and indications for uses of microbubbles. Our partnership with Cerevast for the use of the DEFINITY bubbles in combination with their technology to treat retinal vein occlusion is just one exciting example of the many applications of microbubbles outside of the traditional contrast imaging that we are pursuing.

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00:08:28;24	We also continue to invest in emerging technologies within our pipeline. Lantheus was an original innovator of nuclear imaging with first planar and then SPECT imaging products. We are continuing that innovation with our investment in PET technology, including flupiridaz F-18 and LMI 1195, our neuronal imaging agent that was granted an orphan drug designation by the FDA in August of this year for the management of neuroendocrine tumors in pediatric patients.

00:09:00;03	This brings us to our third growth pillar and today’s announcement. This transaction fits squarely into our stated goal of growth through targeted transactions. Our combination with Progenics broadens our diagnostic portfolio. And with Progenics’ pipeline focus on prostate-specific membrane antigen (or PSMA) expands us into new but complementary adjacencies.

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00:09:23;24	Importantly, it also adds innovative oncology therapeutics. With this broad portfolio of radiopharmaceutical products and the deep expertise Lantheus holds in manufacturing, supply chain, and commercial excellence, we believe we’ll be able to drive opportunities neither company could achieve on its own.

00:09:43;16	I will speak now to slide 6 and the leadership position Lantheus holds in the United States radiopharmaceutical industry. Lantheus is a longtime innovator into the U.S. nuclear diagnostic market. Over its 60-year history, Lantheus has successfully innovated or commercialized 14 diagnostic products in the U.S., including Cardiolite, which is still recognized as the most widely used radiopharmaceutical product launched in the United States.

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00:10:13;24	Another reason we believe this is the right acquisition for Lantheus is that it expands our presence and expertise in radiopharmaceuticals, an industry Lantheus is well recognized in worldwide. This is a highly regulated business with a complicated supply chain that requires logistical expertise and supply relationships specific to nuclear products that we already have in place.

00:10:37;11	In addition, due to the highly regulated nature of this industry, the customer supply channel is limited to a small number of specialized providers. These providers, called radiopharmacies, are grouped into five major chains in the United States.

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00:10:53;15	We have been successfully managing partnerships with these chains for over 40 years. This is the supply channel for AZEDRA as well as for Progenics’ pipeline products. In short, with the expertise we have developed and our strong relationships, Lantheus is uniquely positioned to integrate Progenics into our platform and enhance our combined company’s long-term opportunities. With that, I’m pleased to turn the call over to Mark to introduce Progenics for those of you who may not already be familiar with the company and its history. Mark?

MARK R. BAKER:

00:11:26;07	Thanks, Mary Anne. I’m pleased to be here today to discuss this exciting combination with the Lantheus team. Progenics and Lantheus have long considered the strategic value that would be unlocked for stakeholders and stockholders by bringing together our two companies.

00:11:42;24	At Progenics, we’ve made tremendous progress advancing our pipeline and successfully commercializing several products, and I believe now is the right time to combine with a global leader in our industry to further advance our commercialized products and to reach more patients around the world.

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00:12:00;09	We will benefit from Lantheus’ commercial supply chain and manufacturing expertise as we move into our next phase of growth for the business and believe we will unlock additional value for our stakeholders as we leverage Lantheus’ enhanced resources and R&D capabilities and complementary portfolio of products.

00:12:21;13	Having spent time with Mary Anne and her team during the many months of this process, I’m more confident than ever that Lantheus is the ideal partner to grow Progenics’ business. This combination is a win-win for both of our companies.

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00:12:35;24	I’d like to focus for a moment on Progenics and how this transaction leverages Lantheus’ proven commercial and operational expertise across Progenics’ innovative radiopharmaceutical assets. Progenics has established a leadership position in oncology where we focus on the development of targeted medicines and therapeutic agents to find, fight, and follow cancer.

00:13:00;18	We recently launched AZEDRA in the U.S., which is the first and only FDA-approved product used to treat adult and pediatric patients 12 years and older for the ultra-orphan indication of iobenguane scan positive, unresectable, locally advanced, or metastatic pheochromocytoma or paraganglioma, which we refer to as Pheo and Para, who require systemic anticancer therapy.

00:13:27;09	We believe AZEDRA offers a significant benefit to patients with these diseases. Lantheus share our confidence in AZEDRA, and we believe that we will benefit from Lantheus’ longstanding expertise in complex manufacturing, supply chain, and commercial excellence to further advance AZEDRA’s launch and deliver substantial revenue growth. We also see additional opportunities with life-cycle management to evaluate AZEDRA in patients with other neuroendocrine tumors.

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00:13:58;18	Our other two FDA products, RELISTOR oral and subcutaneous, are treatments for opioid-induced constipation and are licensed to our partner Bausch Health. In addition, we’re proud of the late-stage PSMA diagnostic candidates we have, as well as a number of promising therapeutic product candidates.

00:14:17;24	Our lead candidate, PyL, is an F-18 diagnostic imaging agent that enables visualization of both bone and soft tissue metastases to determine the presence or absence of locally advanced, recurrent, and/or metastatic prostate cancer. PyL and our PSMA artificial intelligence imaging analysis technology are part of our thoughtfully developed integrated platform of offerings that address PSMA.

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00:14:47;16	Throughout our history, Progenics has been committed to developing products focused on cancer that help guide physicians and benefit patients. We’re excited to advance the progress we’ve made as we enter the next chapter of our journey and reach new levels of growth with Lantheus. Now, I’ll turn the call back to Mary Anne to walk through additional details regarding our combination. (THROAT CLEARING)

MARRY ANNE HEINO:

00:15:10;11	Thanks, Mark. If you look at the middle of the slide, you can see the value created by the compelling strategic fit our two companies have in radiopharmaceuticals used in the oncology space. With Lantheus’ leading position developing precision diagnostics and Progenics’ (THROAT CLEARING) expertise in radiopharmaceuticals that find, fight, and follow cancer, we diversify our company’s offerings across oncology, cardiology, neurology, and pulmonology.

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00:15:39;01	It also broadens our portfolio of precision diagnostics as well as therapeutics targeting specific diseases. We will leverage our experience in designing and managing clinical trials while prioritizing Progenics’ late-stage product pipeline.

00:15:55;08	Our combined expertise in isotopes will enable the company to leverage its in-house development capabilities, in-licensing, and manufacturing to continue building interventional and therapeutic applications, increasing the efficiency of our combined operation across a broader portfolio of market offerings.

00:16:14;17	In addition, we believe that we can establish the company as the partner (THROAT CLEARING) of choice for the emerging use of isotopes as biomarkers for innovative immuno-oncology therapies, which we see as highly promising opportunity.

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00:16:28;09	We are confident that as a combined company we will be optimally positioned for long-term, sustainable revenue growth, margin expansion, and free cash flow acceleration. The next slide illustrates the combined commercial portfolio. Here we can see that the combined portfolio is well balanced across precision diagnostics and oncology-related products.

00:16:51;09	Starting on the left-hand side, I will touch on DEFINITY, which is our leading product and the worldwide leading product in the ultrasound contrast market. We continue to invest in our microbubble franchise, which DEFINITY is the cornerstone of, and I will speak more to that on a slide showing the pipeline.

00:17:09;02	Within our current radiopharmaceutical portfolio, Lantheus offers eight different commercial products, including seven diagnostic products and one therapeutic product, covering cardiology, pulmonology, neurology, and oncology. Lantheus diagnostic products are used daily and are an essential tool in nuclear medicine, aiding in the diagnosis and determination of patient management decisions.

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00:17:34;15	These products are released from our manufacturing facility in Billerica, Massachusetts daily and delivered with specialized logistics directly to our radiopharmacy customers, who then prepare the unique doses that are tailored for each patient’s imaging study.

00:17:50;03	Moving across the slide, with the combination of Progenics, we are adding three commercialized therapeutic agents. AZEDRA, as Mark noted, is an ultra-orphan radiotherapeutic designed to cancer. And RELISTOR, which includes oral and subcutaneous formulations and is indicated for the treatment of opioid-induced constipation, is licensed to Bausch Health.

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00:18:13;14	AZEDRA shares many of the same customer channel features I just described for the Lantheus radiopharmaceutical portfolio. AZEDRA is also shipped using specialized logistics to radiopharmacies, who then also uniquely prepare each AZEDRA patient dose and deliver that dose to a hospital where the patient typically receives treatment in the nuclear medicine department. In fact, all of the centers of excellence that are projected as treatment centers for AZEDRA are current Lantheus customers.

00:18:43;24	On the next slide, I want to speak in a little more detail regarding some of the near-term value drivers of this combination. As Mark noted earlier, AZEDRA is the first and only product indicated for adults and pediatric patients 12 years and older with Pheo and Para who require systemic anticancer therapy and we believe offers a significant benefit to patients with these diseases.

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00:19:08;01	Our goal is twofold: To advocate for patients with Pheo and Para by increasing awareness of treatment options to all stakeholders in the patient’s journey; and to support the centers of excellence that are dedicated to treating these rare diseases. This is the important work started by Progenics, and I am confident the added capabilities of Lantheus in commercial excellence and complex channel management can add value to this critical work.

00:19:35;22	PyL also represents a near-term opportunity for additional value and has the potential to be a meaningful advancement for the prostate oncology market. As Mark mentioned, PyL is a fluorinated PSMA-targeted PET imaging agent that enables visualization of both bone and soft tissue metastases to determine the presence or absence of locally advanced, recurrent, and/or metastatic prostate cancer. PyL is highly specific to prostate cancer cells and not confounded by degenerative or inflammatory conditions.

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00:20:08;19	On the right you can see an image from one of the PyL studies that illustrates (THROAT CLEARING) the impressive clarity and detail of a PyL image. Studies have demonstrated that PyL provided early detection of disease, including in men with very low PSA levels. Overall, PyL has the potential to be an important tool in the management of patients with biochemically recurrent prostate cancer.

00:20:33;04	We are confident that with Lantheus’ long track record of successfully developing and commercializing new products (COUGH) we will be able to maximize the value of these two promising assets. These are just two examples of the company’s near-term revenue drivers.

00:20:48;20	Turning to slide 10, as you can see, as a result of this acquisition Lantheus will have an expanded and more diverse pipeline of developmental candidates, with many in late stages of development. Our microbubble franchise with DEFINITY as its cornerstone has two active programs, LVEF and DEFINITY RT, both with expected commercialization in late 2020 to early 2021.

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00:21:14;18	Together, these opportunities provide expanded market opportunity to continue DEFINITY’s strong contribution to top-line revenue and margin. In addition, our expertise in microbubbles and the leading position DEFINITY holds worldwide makes Lantheus the natural partner for companies such as Cerevast who have clinical programs under development for complex products or technologies which include a microbubble. We look forward to adding additional microbubble partnerships to our pipeline.

00:21:44;06	Additionally, our recently announced partnership with NanoMab leverages our capabilities within the radiopharmaceutical marketplace to provide research tools to support R&D activities in immuno-oncology. The primary agent in this partnership, NM-01, images the expression of PDL-1. PDL-1 is the therapeutic target of the immunotherapy class checkpoint inhibitors, one of the fastest-growing therapeutic classes in oncology today.

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00:22:13;10	LMI 1195 has a similar mechanism of action to AZEDRA in that both have binding properties to similar neuroendocrine tumor types, although LMI 1195 will be used as a diagnostic agent. This year, LMI 1195 was granted orphan drug designation for the management of neuroblastomas in pediatric patients. Another pipeline candidate is flupiridaz F18, a PET-based cardiology myocardial perfusion imaging agent, partnered with GE Healthcare, that is currently enrolling in its second phase three study.

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00:22:48;23	Progenics’ PSMA pipeline platform includes the radiopharmaceutical diagnostic products PyL, 1404, as well as the therapeutics 1095 and PSMA TTC. PSMA TTC is partnered with Bayer, and 1404 is partnered with Curium in the EU. I spoke to PyL earlier and the potential that product may offer to physicians in the management of prostate cancer patients.

00:23:15;14	1095 and PSMA TTC are therapeutics addressing the same patient, the prostate cancer patient. 1095 enrolled the first patient in a phase two trial in the second quarter of 2019, and we are committed to ensuring that these and the other pipeline assets you see on this slide are carefully attended to during the integration process to ensure their clinical programs best optimize advancement to commercialization.

00:23:42;24	Finally, the Progenics portfolio brings with it two artificial intelligence products, both of which have the potential to aid clinicians and treating physicians in making better patient management decisions. Progenics received 510(k) clearance from the FDA to market its first

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product, the cloud-based version of its Automated Bone Scan Index (or aBSI product), in the U.S. in August, and we’re excited with the long-term prospects of this technology. The second AI product will be a PSMA artificial intelligence technology and is in late-stage development. Turning to the next slide, I’ll now ask Bob to discuss the financial outlook with respect to this transaction. Bob?

ROBERT J. MARSHALL:

00:24:25;06	Thank you, Mary Anne. Now turning to slide 11, as you can see, we expect that the combined company will have a strong financial outlook. Together with Progenics’ complementary portfolio of commercialized and pipeline assets, Lantheus will further diversify its revenue streams as well as have the opportunity to drive process and expense efficiencies across the new organization to deliver accretion by year three.

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00:24:48;01	Expanding gross margins will be a key driver of value creation in the new company. Favorable product contribution benefits associated with further diversified revenue streams should provide the combined company with the opportunity to expand Lantheus’ legacy gross margin profile each year for the foreseeable future as products gain successful commercial traction.

00:25:09;01	Further, the transaction is estimated to achieve approximately $15-$20 million in run-rate cost savings by ‘22, relating mainly to public company costs, G&A expenses, and capitalizing on process and scale efficiencies. While this target is based on our early assessment of the transaction, our teams in concert with a dedicated integration project management office will continue to assess ways in which to execute on these synergy targets and identify others in an efficient manner.

00:25:38;24	Near-term dilution is being primarily driven by the investments in combined entity’s pipeline assets, bolstering commercial execution to drive AZEDRA’s performance, as well as manufacturing and supply chain infrastructure to support these acquired assets. Each initiative is critical to delivering diversified and sustainable revenue growth with increasingly accretive earnings growth over the longer term.

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00:26:02;24	Taken together with the aforementioned revenue, gross margins, and synergy opportunities, the deal is expected to be accretive in 2022 and 2023 on an adjusted and reported earnings-per-share basis respectively. Further, I expect the company to enhance free cash flow generation while we continue to invest in prioritized pipeline programs.

00:26:23;01	One of Lantheus’ stated criteria for benchmarking prospective business development opportunities is an attractive return on invested capital metric, or ROIC. This transaction with Progenics, along with being a highly strategic fit, returns strong and increasingly attractive ROIC metrics. It is expected to deliver double-digit returns by year two and achieve 20-plus percent returns in year three and thereafter.

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00:26:50;23	Deal structure was also an important consideration in this transaction. By structuring this transaction as an all-stock deal, we are delivering a diversified and sustainable revenue model for our existing stockholders while providing the existing Progenics stockholders with a premium and the ability to participate on the future growth of the combined company.

00:27:10;12	As such, Lantheus will continue to have a strong balance sheet. We have consistently worked to maintain a modest leverage profile so as to provide the company with access to capital and preserve financial flexibility in evaluating disciplined strategies to both create and return value to stockholders.

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00:27:27;12	We are committed to returning to a pro forma leverage ratio of 2.5 to 1.5 times within the next 18 months. This will be accomplished through the expansion of adjusted EBITDA along with structurally mandated repayments on our Term Loan A. With that, I’ll turn the call back to Mary Anne. Mary Anne?

MARRY ANNE HEINO:

00:27:46;12	Thanks, Bob. Let’s turn to slide 12. In summary, we believe this transaction benefits Lantheus and Progenics stockholders, as well as all the stakeholders we serve. The combined company will have a diverse portfolio of products spanning both diagnostics and therapeutics that strongly match our corporate capabilities and management expertise, supporting revenue growth.

00:28:09;24	More importantly, the expanded pipeline fuels continued innovation into the same core markets, rewarding synergies and continued investment with patient and medical stakeholders (NOISE) for whom answers to complex medical questions are needed. The mission of, “Find, fight, and follow,” first adopted by Progenics, rings true for Lantheus, and I am proud to adopt it moving forward as a call to action for our commitment to physicians and patients.

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00:28:37;02	I want to take a moment to thank the employees of both companies. This transaction would not be possible without their hard work and dedication, and we look forward to bringing our two teams and shared cultures together. With that, we will now open the call up for questions.

OPERATOR:

00:28:53;21	Thank you. Ladies and gentlemen, the floor is now open for questions. If you have a question, please press the star key follow by the one on your touch-tone phone. If at any time you would like to remove yourself from the queue, press the pound key.

00:29:07;18	We ask that you limit your questions to one at this time and then reenter the queue if you have additional questions. And we do ask that while posing your question that you please pick up your handset for optimum sound quality. Please hold while we poll for questions. And our first question comes from Larry Biegelsen with Wells Fargo. Your line is open.

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LARRY BIEGELSEN:

00:29:30;11	Good morning. Thanks for taking the question. And— congratulations— Mary Anne and Bob. Can you hear me okay?

ROBERT J. MARSHALL:

00:29:38;07	Yeah. Thanks, Larry—

MARRY ANNE HEINO:

00:29:38;14	I can. Good morning, Larry.

LARRY BIEGELSEN:

00:29:39;17	Good. Good morning. Mary Anne— look, I— I’m gonna just ask two up front, and— and I’ll— I’ll get back in the queue. So— so first, Mary Anne, h— does this deal, you know, signal in any way— concern about the exclusivity of DEFINITY first?

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00:29:56;21	And then, second, on AZEDRA, you know, we understand that there have been manufacturing issues— and the commercial ramp has— has been relatively slow. So I— I know you talked about this— in your prepared remarks, but maybe you can provide a little more color on what gives you the confidence— that Lantheus can help address these issues. Thanks for taking the questions.

MARRY ANNE HEINO:

00:30:16;24	You’re welcome. And good morning, Larry. So— I’ll address them as two questions ‘cause indeed they are. First, this deal signals nothing about DEFINITY except continued confidence, which I think is what you hear from me routinely on the calls.

00:30:31;11	We are coming from a position of strength and investment, and we feel this is the perfect balance to the confidence that we have in our microbubble franchise and that this investment rounds out our other business unit and has it then balanced and as strong with a pipeline as we have in the pipeline in investment strategy we have for our microbubble franchise. So this is not meant to signal at all any sense of weakness that we see— for DEFINITY.

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00:31:01;05	I’ll speak now to— to AZEDRA, and that is how you pronounce that product’s name. I won’t comment on launch to date for AZEDRA because that is— is not relevant. This transaction is all about growth and investment in what we see as a very strong pipeline of radiopharmaceuticals that is a perfect match to our capability set, AZEDRA being one of them.

00:31:24;20	You heard in my remarks the complementary match just between AZEDRA and 1195. These are areas that are shared expertise between the companies not only in— neuroendocrine space and the complementary fit there between AZEDRA and 1195. But the whole match of radiopharmaceuticals and where those products are moving to in the health care continuum, we think the PSMA platform that— Progenics has built and the pipeline they’ve built around it is very exciting.

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00:31:55;21	And we’re thrilled about being able to bring it into the marketplace. We also do think though there is an opportunity to expand on the AZEDRA launch and take it from the point where it is to a much fuller place in the marketplace, and we’re excited about being part of taking that forward.

OPERATOR:

00:32:16;17	Thank you. And our next question comes from Tim Chiang with BTIG. Your line is open.

TIM CHIANG:

00:32:23;10	Hi, thanks. Mary Anne— you know, this— this— deal seems to be complementary— to your business, but I— I also wanted to ask you is there any potential overlap you see— between the two companies? Would there be any sort of product divestitures that— you could think of that might have to happen here with this deal?

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 37

MARRY ANNE HEINO:

00:32:45;03	So— I will start, and I’ll ask m— Mark to— weigh in as well. Through our diligence, we did not identify any product overlap that we were— that were tagged or flagged as being necessary for divestiture. So— on first blush, my answer to that question is no. In fact— as you offered in your introduction, we see great complementary fit between the product portfolios, and we think that leads to— a very strong synergy going forward as we bring these products through commercialization.

00:33:18;17	As I showed you on the pipeline— slide, we see a very rich late developmental stage set of candidates— and we are intent on investing to ensure that we optimize that path to commercialization for those assets. And I’ll ask Mark to weigh in as well.

MARK R. BAKER:

00:33:35;24	Yeah, Tim, we don’t— see, you know— issues there. So I think— you know, it’s a real complementary fit. I said I think it’s a win-win for the two companies because the two portfolios mesh together beautiful really.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 38

OPERATOR:

00:33:54;22	Thank you. And our next question comes from Larry Solow with CJS Securities. Your line is open.

LARRY SOLOW:

00:34:02;21	Good morning and thank you. On the— just a couple questions. First, on the— the targeted return on invested capital, the ROIC— sorta— I think you mentioned 10% in— by year two and greater than 20% by year three on a go-forward basis. Could— could you maybe just help us? What— is— is that gonna be driven more by the— the AZEDRA? Or is it more focused on the pipeline of products coming out over the next few years including the TSMA diagnostics?

ROBERT J. MARSHALL:

00:34:31;14	So hey Larry. This is Bob. So, you know, ROIC, you know, it is— it’s a strong double-digit growth. And so, as you know, it’s— it— it— it’s driven by— NOPAT or net operating profit after tax. And— and what it is driven by obviously is— 1) expanding EBITDA— from— from the perspective of great gross margin

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 39

contribution coming from accelerating revenue across the entirety of the portfolio— you know, is what— is what we said, is that the deal does create sustainable longer-term growth that’ll be driven by— the existing Lantheus portfolio as well as the introductions— that we would anticipate from an LVEF perspective.

00:35:12;05	But also as— AZEDRA takes traction, you also then drive— you know, some of the near-term pipeline assets— within this time horizon that I described. You know, as I mentioned— in my scripted remarks, the gross margin contribution that we would expect to see coming from that kind of portfolio of revenues— with margins that are— sort of let’s call it accretive to the Lantheus legacy number— and— and expanding, you know, that drives the bottom line— and that is what drives the return on invested capital metric.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 40

OPERATOR:

00:35:49;15	Thank you. And as a reminder, if you would like to ask a question, press the star, then the one key on your touch-tone telephone. Our next question comes from Raj Denhoy with Jefferies. Your line is open.

RAJ DENHOY:

00:36:01;24	Hi, thank you— and good morning. I wonder if I could maybe just ask a bit about kinda the strategic rationale here— particularly on the Progenics side, right? Because, you know, you were early in the launch of— of— of your lead products. You know, I’m curious what— you know, you— you’ve outlined a little bit in terms of, you know, the manufacturing capacity and capability at Lantheus.

00:36:20;24	But as you think about the commercialization of that product, you know, what— what does tying up with Lantheus now give you that you didn’t have before in a sense? What’s— what’s the benefit to— to— to Progenics in this tie-up is really the question.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 41

MARK R. BAKER:

00:36:33;05	You know, Raj, it’s Mark. You know, when Mary Anne said that among the centers of excellence that we’re targeting for AZEDRA each one of them is a current commercial customer of Lantheus, I think that really captured, you know— the synergy here. And— you know, as a company on a long— you know, path, you know, we’ve reached the point where we really want that strong— commercial expertise.

00:36:59;24	And— and having— this great portfolio of existing— Lantheus products, together with AZEDRA and with our pipeline, I think, you know, is a dramatic offering offering— for patients and hospitals. So that’s what’s driving the strategic side of it, Raj.

MARRY ANNE HEINO:

00:37:18;07	And, Raj, I’ll— I’ll just add to that ‘cause— Mark and I have been talking for— seriously years. (LAUGHTER)

MARK R. BAKER:

00:37:26;03	Yeah.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 42

MARRY ANNE HEINO:

00:37:26;19	We’ve— we’ve been following Progenics for years because we’ve been so interested in what they were working on— and how attractive it was. And I think there is a great fit here. And— and my pitch to Mark has continually been, “You— your development capabilities are awesome, (LAUGH) and the assets that you’re working with are so attractive.

00:37:49;18	“But our— our talents are just as attractive. And in— from a manufacturing perspective and from a commercial execution perspective, those are the talents that are really needed to best take advantage of— of the pipeline you have.” And I think, as Mark alluded to in his com— comments, that is the stage that Progenics has reached, where if you look at the stage of many of their assets, they are late stage.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 43

00:38:12;11	And it’s at this point where really the— the— the need for execution not only along manufacturing in— in the critical stages between kind of late clinical right up to commercial scale-up and then commercial execution are gonna be required across many of the assets in the pipeline, and that’s what we’re so excited about coming together to execute on.

MARK R. BAKER:

00:38:31;24	The scale of the combined company is— really extraordinary. And it’s in this, you know, very— important space of radiopharmaceuticals and imaging. And so that— that’s a big driver for us as well.

OPERATOR:

00:38:48;24	Thank you. And we have a follow-up from Larry Solow with CJS Securities. Your line is open.

LARRY SOLOW:

00:38:55;18	Great, thanks. Just on the— on the Progenics side— and, you know, sort of tying that in with your— target of being accretive by 2022— operating losses, it looks like they were— about twel— trailing 12 months somewhere in the $65-$70 million number. And I realize a lot of that is investing in the— in the new product launches.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 44

00:39:18;14	You know— excluding Lantheus, w— you know, was Progenics itself expected to sort of, you know, begin to improve that operating performance over the next couple years— and operating losses, you know, being— slowing down and eventually turning profitable? Or, you know, could you speak to the significant operating loss over the last couple years? (NOISE)

PAT FABBIO:

00:39:41;24	Sure. This is Pat. Thanks for the question. Yeah— c— certainly, you know, we are a business that has top-line revenues that are growing. So that’s with AZEDRA as it ramps and the RELISTOR royalties. We— as you see, you know, continuing to make the inv— we— all of our commercial costs for AZEDRA are already in there.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 45

00:39:58;11	So as we grow AZEDRA, those increasing revenues will come to the bottom, be accretive. The— the pipeline has matured, and we continue to make investments there. So our R&D line will continue to see that investment. But as you mentioned, you know, we will start to see, you know, that bottom line come down as we see top-line revenue growth.

ROBERT J. MARSHALL:

00:40:19;19	Larry, this is Bob. If I could just tack onto that as well, as— you know, as— as Pat is indicating, obviously there’s the continued interest in making sure that we’re investing and bringing that pipeline to its potential. You know, and then keeping in mind that AZEDRA is early in its revenue stage— you— you do have a RELISTOR— royalty that— you know, is a very steady stream.

00:40:41;17	But you gotta know, too, that as we get into the early sections of— of the deal together, we’ll be (UNINTEL) after those synergy opportunities— over these next two years. We’re gonna put a lot of focus from a discipline and an accountability perspective in terms of capturing those things.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 46

00:40:55;22	So as you think about, you know, modeling— you know, keep in mind— I— I know that— that that’s really kind of what you’re— you’re driving at. And I think that— you have a good basis there. But at the end of the day, you know, what— what the deal then— then provide and drive forward is— a sustainable top-line growth with increasing profitability and enhanced cash flows.

OPERATOR:

00:41:17;02	Thank you. There are no further questions at this time. I will now turn the call back over to Mary Anne Heino for closing comments.

MARRY ANNE HEINO:

00:41:25;03	I want to thank everyone for joining us today. As we stated earlier— Lantheus plans to file with the Securities and Exchange Commission and mail to its stockholders a proxy statement in connection with this transaction. This proxy statement will contain additional information about Lantheus, Progenics, the transaction, and other m— matters related to the future. We look forward to maintaining an ongoing dialogue about this exciting transaction. And, again, I want to thank everyone today— for joining us on the call. And goodbye.

MEDIA ID: LANTHEUS–PROGENICS INVESTOR CALL.MP3	PG. 47

OPERATOR:

00:41:56;01	Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now d—

00:42:00;00	(BREAK IN TAPE)

* * *END OF TRANSCRIPT* * *

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus Holdings’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus Holdings may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus Holdings to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus Holdings does business, or on Progenics’ or Lantheus Holdings’ operating results and business generally; (v) Progenics’ or Lantheus Holdings’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus Holdings may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus Holdings may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the Securities and Exchange Commission (“SEC”), including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus Holdings intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus Holdings that also constitutes a prospectus of Lantheus Holdings. Each of Progenics and Lantheus Holdings also plan to file other relevant documents with the SEC regarding the proposed transaction. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus Holdings. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS HOLDINGS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus Holdings through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus Holdings will also be available free of charge on Lantheus Holdings’ internet website at https://www.lantheus.com/ or by contacting Lantheus Holdings’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, Lantheus Holdings, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of Lantheus Holdings is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus Holdings in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus Holdings as described above.